May 7, 2008
VIA EDGAR CORRESPONDENCE SUBMISSION
Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	MinnErgy, LLC
Registration Statement on Form S-1
File No. 333-142928
Dear Ms. Long:
Please accept this letter as a request by MinnErgy, LLC (the “Company”) to accelerate the effective date of the registration statement currently pending before the Securities and Exchange Commission (the “Commission”) to Friday, May 9, 2008 at 10:00 a.m. EST or as soon as reasonably practicable thereafter. We are aware of and believe that none of the circumstances described in Rule 461 of Regulation C exist and that acceleration of the effective date is proper and beneficial.
We acknowledge that:
•	should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing;

•	the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures; and

•	the Company may not assert staff comments or the declaration of the registration statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States’ federal securities laws.
Please let us know if you have any questions.

Sincerely, MINNERGY, LLC
By:	/s/ Daniel H. Arnold
Its: Chairman